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                                    Exhibit B

              AMENDMENTS TO THE BY-LAWS ADOPTED BY THE DIRECTORS OF
                    MASON STREET FUNDS, INC. ON MAY 11, 1999

      RESOLVED, that section 8.10 of the By-Laws of the corporation is redesignated as Section 8.12, effective May 12, 1999.

      RESOLVED, that sections 8.10 and 8.11 of the By-Laws of the corporation read as follows, effective May 12, 1999:

8.10  OBJECTIVES OF THE INDEX 400 STOCK FUND

      The investment objective of the Index 400 Stock Fund is to achieve investment results that approximate the performance of the Standard & Poor's MidCap 400 Index ("S&P 400 Index"). The Fund will attempt to meet this objective by investing in stocks included in the S&P 400 Index in proportion to their weightings in the index. A portion of the assets may be invested in money market instruments, including U.S. Government and agency securities and short-term commercial paper, as well as option contracts, stock index futures contracts, and repurchase agreements.

8.11  OBJECTIVES OF THE SMALL CAP GROWTH STOCK FUND

      The investment objective of the Small Cap Growth Stock Fund is long-term growth of capital. The Fund will seek to achieve this objective primarily by investing in the common stocks of companies the advisor believes can reasonably be expected to increase sales and earnings at a pace which will exceed the growth rate of the U.S. economy over an extended period. These companies, for the most part, are small capitalization companies whose stock may experience substantial price volatility. Under normal circumstances, the Fund will invest at least 80% of its assets in stocks. The Fund may invest in preferred stocks and debt securities with conversion privileges or warrants. A portion of the assets may be invested in money market instruments, including U.S. Government and agency securities and short-term commercial paper.

      RESOLVED, that section 8.04 of the By-Laws of the corporation read as follows, effective May 12, 1999:

8.04  OBJECTIVES OF THE AGGRESSIVE GROWTH STOCK FUND

      The investment objective of the Aggressive Growth Stock Fund is long-term growth of capital. The Fund will seek to achieve this objective primarily by investing in the common stock of companies the advisor believes can reasonably be expected to increase sales and earnings at a pace which will exceed the growth rate of the U.S. economy over an extended period. These companies, for the most part, are mid-sized and smaller companies whose stock may experience substantial price volatility. Under normal circumstances, the Fund will invest at least 80% of its assets in stocks. The Fund may invest in preferred stocks and debt securities with conversion privileges or warrants. From time to time assets may be invested in investment grade debt securities and short-term commercial paper and United States Treasury obligations or temporarily held uninvested for such periods as may appear to be prudent.